FILE NO.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington [redacted]
U.S.A.

02049096

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/2626

July 30, 2002

SUPPL

02 AUG -5

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH JUNE 2002

We enclose for your information a copy of our letter No.CO/S&B/VR/2001/2624 dated the July 30, 2002 addressed to Bombay Stock Exchange alongwith a copy of the unaudited financial results for quarter ended 30th June, 2002.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

8/6

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/2624

July 30, 2002

Dear Sir,

LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH JUNE 2002

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited financial results of the Bank for the quarter ended the 30th June, 2002, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

True copy
शे एवं बा.
SHARES & BONDS
CORPORATE CENTRE, MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

FILE NO. 82.4524

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2002

Rs in crores

	Particulars	Quarter ended 30th June 2002	Quarter ended 30th June 2001	31st March 2002
1	Interest Earned (a)+(b)+(c)+(d)	7535.88	7213.44	29810.09
	(a) Interest/discount on advances/bills	2812.70	2854.03	11063.41
	(b) Income on Investments	3611.57	3379.68	14271.87
	(c) Interest on balances with Reserve Bank of India and other interbank funds	840.56	679.22	3054.88
	(d) Others	271.05	300.51	1419.93
2	Other Income	1034.50	918.45	4174.48
	(A) TOTAL INCOME (1 + 2)	8570.38	8131.89	33984.57
	Interest Expended	5120.21	4995.62	20728.84
	Operating Expenses (e) + (f)	1734.21	1673.27	7210.90
	(e) Payments to and provisions for employees	1280.80	1259.21	5152.78
	(f) Other Operating Expenses	453.41	414.06	2058.12
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	6854.42	6668.89	27939.74
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	1715.96	1463.00	6044.83
	(D) Other Provisions and Contingencies	477.81	462.89	2345.24
	(E) Provision for Taxes	474.95	420.53	1287.97
	(F) NET PROFIT (C - D - E)	763.20	579.78	2431.62
5	Paid-up equity Share Capital	528.30	526.30	528.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	14698.08	12935.24	14698.08
7	Analytical Ratios			
	(i) Percentage of shares held by Govt.of India	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.19%	13.34%	13.35%
	(iii) Earnings Per Share	14.50 (not annualised)	11.02 (not annualised)	46.20

Segment-wise Revenue, Results and Capital Employed

Rs. in crores

		Quarter ended 30th June 2002	Year ended 31st Mar 2002
1	Segment Revenue (income)		
a.	National Banking Group	7164.76	28372.20
b.	Corporate Banking Group	449.93	1918.02
c.	Domestic Treasury Operations	4566.27	17743.27
d	International Banking Group	343.78	1748.87
	Total	12524.74	49782.36
	Less: Inter Segment Revenue	4028.38	15900.46
	Net Income from Operations	8496.36	33881.90
2	Segment Results (Profit before tax)		
a.	National Banking Group	759.30	2345.16
b.	Corporate Banking Group	37.38	449.58
c.	Domestic Treasury Operations	338.15	932.83
d	International Banking Group	67.93	266.77
	Total	1252.76	3994.34
	Less: Other un-allocable expenditure net of un-allocable income	14.61	294.75
	Total Profit Before Tax	1238.15	3699.59
3	Capital Employed (Capital and Reserves allocated according to risk weighted assets as on 31st March, 2002)		
a.	National Banking Group	7686.79	7686.79
b.	Corporate Banking Group	2810.42	2810.42
c.	Domestic Treasury Operations	2236.46	2236.46
d.	International Banking Group	2490.71	2490.71
	Total	15224.38	15224.38

1. The working results for the quarter ended 30th June, 2002 have been arrived at after considering provisions for NPAs, Bonus,Gratuity,Wealth Tax,Investment Depreciation, Income Tax (after adjustments for deferred tax) etc. on an estimated basis.
2. Payments to and provisions for Employees for the quarter ended 30th June 2002 include an amount of Rs.88.63 cr (Rs.88.63 cr for the quarter ended 30th June 2001 and Rs.354.51 cr for the year ended 31st March 2002) towards writing off on pro-rata basis. the Deferred Revenue Expenditure related to Voluntary Retirement Scheme implemented in FY 2000-01.
3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
4. Since employees of the Bank can encash unavailed leave during the period of service, Accounting Standard 15 issued by ICAI does not apply to that extent, and expenses on encashment of accumulated leave by employees at the time of retirement are accounted for on payment bas
5. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 30th July 2002

New Delhi

S.GOVINDARAJAN

JANKI BALLABH

Chairman